SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2013

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant’s name into English)

120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2013 3Q Business Report

On November 14, 2013, Shinhan Financial Group (“SFG”) filed its 2013 3Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

1. Introduction of the Group

Company History in 2009 through 2013

•	Jan. 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

•	Jun. 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

•	Sep. 2009 : SBJ became an indirect subsidiary of SFG

•	Oct. 2009 : Shinhan Bank Vietnam became an indirect subsidiary of SFG

•	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

•	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

•	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

•	Jun. 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

•	Jun. 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

•	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

•	Oct. 2010 : Shinhan Maritime Private Equity Fund I became an indirect subsidiary of SFG

•	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

•	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

•	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank.

•	Dec. 2011 : Shinhan Savings Bank became a subsidiary of SFG

•	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary

•	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

•	Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity.

Principal Subsidiaries under Korean Law (as of September 30, 2013)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan Savings Bank 2)	100.0%
Shinhan Data System	100.0%
Shinhan AITAS 3)	99.8%
Shinhan Credit Information	100.0%
Shinhan Private Equity Investment Management	100.0%
SHC Management 4)	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.
2)	On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary. On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks, the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity constituting a member of Shinhan Financial Group.
3)	On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30, 2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.
4)	Currently in liquidation proceedings.

Indirect subsidiaries held through direct subsidiaries (as of September 30, 2013)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Vietnam	100.0%
Shinhan Investment Corp.	Shinhan Investment America Inc.	100.0%
	Shinhan Investment Europe Ltd.	100.0%
	Shinhan Investment Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. 1)	8.5%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Private Equity Investment Management	Shinhan NPS Private Equity Fund 1st	5.0	%2)
	Shinhan Private Equity Fund 2nd	2.2	%3)
	Shinhan-Stonebridge Petro Private Equity Fund	0.6	%4)

1)	Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
3)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.
4)	Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

Number of Shares (as of September 30, 2013)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	11,100,000
Total	485,299,587

2. Business Results

Operation Results	(KRW billion)

	3Q 2013 (Jan. 1 ~ Sep. 30)	FY2012 (Jan. 1 ~ Dec. 31)	FY2011 (Jan. 1 ~ Dec. 31)
Operating income	2,170.2	3,194.0	4,172.4
Equity in income(loss) of associates	2.1	27.5	57.8
Non-Operating Income(loss)	48.4	11.5	(37.6)
Earnings before income tax	2,220.7	3,233.0	4,192.6
Income taxes	541.0	738.9	920.0
Consolidated net income	1,679.7	2,494.1	3,272.6
Net income in majority interest	1,559.5	2,322.7	3,100.0
Net income in minority interest	120.2	171.3	172.6

•	Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		3Q 2013				FY2012				FY2011
		Jan. 1 ~ Sep. 30				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance	Proportions (%)	Interest Paid	Interest Rate (%)
	Deposits	176,229.8	56.34	3,003.0	2.27	168,233.4	56.45	4,515.0	2.68	156,280.5	55.28	4,181.0	2.68
	Borrowings	13,239.3	4.23	174.1	1.75	14,027.8	4.71	271.9	1.94	14,037.4	4.97	259.2	1.85
	Debentures	38,506.1	12.31	1,152.1	3.99	39,765.1	13.34	1,740.2	4.38	40,017.2	14.16	1,942.9	4.86
Source	Other Liabilities	55,849.2	17.85	—	—	48,172.5	16.16	—	—	44,174.6	15.63	—	—
	Total Liabilities	283,824.4	90.73	—	—	270,198.8	90.66	—	—	254,509.7	90.03	—	—
	Total Stockholder’s Equity	28,984.2	9.27	—	—	27,843.7	9.34	—	—	28,184.6	9.97	—	—
	Total Liabilities & SE	312,808.6	100.00	—	—	298,042.5	100.00	—	—	282,694.3	100.00	—	—
	Currency & Due from Banks	17,442.8	5.58	155.1	1.19	15,956.9	5.35	242.4	1.52	14,396.1	5.09	248.6	1.73
	Loans	202,637.8	64.78	7,651.1	5.03	195,495.2	65.59	11,273.2	5.77	186,828.2	66.09	11,265.3	6.03
	Loans in KRW	156,108.2	49.91	5,606.4	4.79	150,164.5	50.38	8,298.7	5.53	143,097.0	50.62	8,281.2	5.79
	Loans in Foreign Currency	10,508.9	3.36	295.5	3.75	10,347.1	3.47	439.1	4.24	9,510.8	3.36	379.1	3.99
	Credit Card Accounts	17,390.3	5.56	1,321.3	10.13	17,507.8	5.87	1,834.0	10.48	17,740.2	6.28	1,887.5	10.64
Use	Others	18,630.4	5.96	427.9	3.06	17,475.7	5.86	701.5	4.01	16,480.2	5.83	717.5	4.35
	AFS Financial Assets	29,924.5	9.57	748.4	3.33	30,198.0	10.13	1,152.3	3.82	25,588.5	9.05	1,025.9	4.01
	HTM Financial Assets	11,238.5	3.59	401.0	4.76	11,790.4	3.96	594.6	5.04	12,307.7	4.35	642.9	5.22
	Other Assets	51,565.1	16.48	—	—	44,602.1	14.97	—	—	43,573.8	15.41	—	—
	Total Assets	312,808.6	100.00	—	—	298,042.5	100.00	—	—	282,694.3	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

•	The main serial financial figures and indices for Sep. 30, 2013 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group	(KRW billion)

	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Aggregate Amount of Equity Capital (A)	25,987.8	25,075.7	22,315.4
Risk-Weighted Assets (B)	199,320.0	201,184.4	195,579.4
BIS Ratio (A/B) 1)	13.04%	12.46%	11.41%

1)	Based on Basel I.

2)	Group’s Consolidated BIS Ratio for 1H 2013 disclosed in 1H Business report has changed as follow

•	Aggregate Amount of Equity Capital : From 25,148.4 bil. to 25,257.9 bil.

•	Risk-Weighted Assets : From 200,897.8 bil. to 201,007.5 bil.

•	BIS Ratio : From 12.52% to 12.57%

Capital Adequacy Ratios (Subsidiaries)	(%)

Subsidiary	Capital Adequacy Ratio	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Shinhan Bank	BIS Capital Adequacy Ratio	16.10	15.83	15.26
Jeju Bank	BIS Capital Adequacy Ratio	16.08	15.89	13.27
Shinhan Card	Adjusted Equity Capital Ratio	29.41	27.43	25.81
Shinhan Investment Corp.	Net Capital Ratio	610.52	666.34	700.78
Shinhan Life Insurance	Risk Based Capital Ratio	261.89	287.70	324.02
Shinhan BNPP AM	Net Capital Ratio	539.98	583.21	599.73
Shinhan Capital	Adjusted Equity Capital Ratio	15.19	14.98	14.90
Shinhan Savings Bank	BIS Capital Adequacy Ratio	13.26	n/a	n/a

•	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

•	Basel II FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.

•	Basel II TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.

•	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.

•	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

•	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation and Shinhan BNP Paribas Asset Management are required to maintain a minimum net capital ratio of 100%.

•	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.

•	Shinhan Bank’s BIS Ratio for 1H 2013 disclosed in 1H Business Report has changed from 15.57% to 15.50%.

2) Liquidity

Won Liquidity Ratio	(KRW billion, %)

Company	Sep. 30, 2013			Dec. 31, 2012			Dec. 31, 2011
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	481.1	189.4	254.0	189.1	93.4	202.6	4,225.5	3,911.2	108.0
Shinhan Bank	59,894.9	44,508.8	134.6	56,506.3	41,131.1	137.4	56,609.5	46,635.4	121.4
Shinhan Card	14,704.9	3,220.7	456.6	15,472.3	3,420.9	452.3	15,417.2	3,417.5	451.1
Shinhan Investment Corp.	11,681.9	7,237.8	161.4	9,358.8	6,725.4	139.2	6,161.4	5,036.5	122.3
Shinhan Life Insurance	1,114.4	405.1	275.1	969.1	377.2	256.9	843.5	341.5	247.0
Shinhan Capital	558.3	275.0	203.0	587.5	161.3	364.1	519.0	147.9	350.8
Jeju Bank	883.8	480.7	183.9	9,984.0	6,511.8	153.3	982.2	686.2	143.1
Shinhan Savings Bank	373.3	174.8	213.6	—	—	—	—	—	—

1)	Shinhan Financial Group, Shinhan Bank, Jeju Bank: Due within 1 month
2)	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
3)	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, Shinhan Savings Bank : Due within 3 months
4)	Shinhan Financial Group figures are separate basis

Foreign Currency (FC) Liquidity Ratio	(USD thousand, %)

Company	Sep. 30, 2013			Dec. 31, 2012			Dec. 31, 2011
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	27,469,161	22,743,818	120.8	25,501,141	20,005,132	127.5	25,887,879	22,254,239	116.3
Shinhan Investment Corp.	402,075	365,998	109.9	450,807	417,150	108.1	226,235	226,239	100.0
Shinhan Capital	44,102	4,134	1,066.7	108,100	71,391	151.4	44,675	18,958	235.7
Jeju Bank	18,328	14,832	123.6	11,253	5,676	198.3	15,362	9,351	164.3

1)	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months
2)	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS
3)	Shinhan Financial Group figures are separate basis

3) Asset Quality

SFG Consolidated Basis	(KRW billion, %)

	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Total Loans	207,630.7	203,155.4	201,245.9
Substandard & Below	3,149.3	2,718.9	2,587.1
Substandard & Below Ratio	1.52	1.34	1.29
Non-Performing Loans	2,193.1	2,173.3	1,903.5
NPL Ratio	1.06	1.07	0.95
Substandard & Below Coverage Ratio	144.38	169.06	162.19
Loan Loss Allowance 1)	4,546.8	4,596.5	4,196.0
Substandard & Below Loans	3,149.3	2,718.9	2,587.1

1)	Including reserve for credit losses.

Separate Basis	(%)

	Sep. 30, 2013			Dec. 31, 2012			Dec. 31, 2011
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	—	—	—	—	—	—	—	—	—
Shinhan Bank	1.39	0.93	132.30	1.08	0.87	170.55	1.09	0.82	166.11
Shinhan Card	1.78	1.27	289.37	2.14	1.64	248.83	1.69	1.26	236.08
Shinhan Investment Corp.	11.18	11.18	84.42	11.17	11.18	77.61	16.97	16.92	71.46
Shinhan Life Insurance	0.22	0.22	431.04	0.50	0.26	361.33	0.45	0.23	280.64
Shinhan Capital	2.08	1.19	118.48	2.98	1.91	95.84	2.79	1.31	82.85
Jeju Bank	2.25	2.18	78.24	1.49	1.47	102.90	1.62	1.03	93.73
Shinhan Savings Bank	24.10	20.30	41.35	—	—	—	—	—	—

1)	Including reserve for credit losses.

4) Write-Offs & Provision for Credit Losses

<SFG Consolidated Basis>	(KRW billion)

	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Allowance for loan losses	2,930.6	2,902.6	2,729.1
Allowance for acceptances and guarantees	81.9	77.8	85.8
Allowance for unused loan commitments	430.0	415.4	444.8
Other allowance	279.2	254.7	339.0

Total allowance	3,721.7	3,650.5	3,598.7

Write-offs	910.3	1,417.2	1,382.1

<Shinhan Bank>	(KRW billion)

	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Allowance for loan losses	1,740.9	1,649.0	1,580.9
Allowance for acceptances and guarantees	117.3	112.8	109.5
Allowance for unused loan commitments	90.7	78.1	85.2
Other allowance	199.2	168.8	256.2

Total allowance	2,148.1	2,008.7	2,031.8

Write-offs	378.4	695.6	811.8

<Shinhan Card>	(KRW billion)

	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2011
Allowance for loan losses	722.1	777.4	706.2
Allowance for acceptances and guarantees	—	—	—
Allowance for unused loan commitments	328.4	328.5	345.3
Other allowance	66.6	46.7	50.6

Total allowance	1,117.1	1,152.6	1,102.1

Write-offs	453.2	511.6	451.5

5) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)	(KRW billion)

	Sep. 30, 2013	Dec. 31, 2012	Dec. 31, 2011 1)
Debt	7,249.8	7,546.0	11,413.4
Equity	20,033.0	19,666.9	19,430.8
Debt to Equity Ratio	36.19%	38.37%	58.74%

1)	Upon the resolution of Board of Directors to redeem Series 10 redeemable preferred shares and Series 11 convertible redeemable preferred shares held on December 15, 2011, KRW 3.75 trillion capital decrease and liability increase reflected on Debt to Equity Ratio.

Twenty Largest Exposures by Borrower

(KRW billion)

As of Sep. 30, 2013 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Bank of Korea	2,720	—	4,968	—	—	7,688
Ministry of Strategy & Finance	—	—	6,173	—	—	6,173
Industrial Bank of Korea	522	124	2,655	—	—	3,301
Korea Development Bank	10	85	2,874	—	—	2,969
Hyundai Heavy Industries Co., Ltd.	3	192	327	2,306	—	2,828
Korea Deposit Insurance Corporation	—	—	2,594	—	—	2,594
Korea Finance Corporation	—	—	2,481	—	—	2,481
Woori Bank	229	194	1,379	—	—	1,801
Korea Securities Finance Corporation	31	—	1,769	—	—	1,800
Korea Land & Housing Corporation	—	—	1,571	—	—	1,571
Samsung Heavy Industries Co., Ltd.	—	13	42	1,338	—	1,394
Hyundai Samho Heavy Industries Co., Ltd.	—	42	—	978	—	1,019
Songdo Cosmopolitan City Development Inc.	809	—	182	—	—	991
Korea Housing-Finance Corporation	0	—	987	—	—	987
Nonghyup Bank	137	—	806	11	—	954
Korea EximBank	100	—	787	—	—	887
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	101	111	11	571	—	794
KEPCO	—	—	776	8	—	785
Hana Bank	37	75	643	—	—	755
Small & Medium business Corporation	—	—	722	—	—	722

Total	4,698	835	31,748	5,212	—	42,493

•	Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups	(KRW billion)

As of Sep. 30, 2013 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	109	418	348	3,761	0	4,636
Hyundai Heavy Industries	291	673	1,046	1,947	1	3,958
Hyundai Motors	1,476	878	871	309	0	3,534
SK	485	798	940	1,029	0	3,251
LG	1,064	340	310	504	0	2,218
POSCO	352	76	684	242	1	1,354
Lotte	185	383	444	227	0	1,239
LS	335	483	28	173	0	1,020
GS	186	329	104	335	0	954
Hyosung	156	111	38	576	0	881

Total	4,638	4,490	4,812	9,104	3	23,047

•	Some of the totals may not sum due to rounding

Loan and due from banks Concentration by Industry

(KRW billion)

As of Sep. 30, 2013 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	60,771	21.8%
Manufacturing	35,576	12.7%
Real Estate, leasing and service	19,290	6.9%
Retail and wholesale	13,379	4.8%
Hotel and leisure	4,636	1.7%
Construction	4,296	1.5%
Others	41,796	15.0%
Consumers	99,617	35.7%

Total	279,361	100.0%

*	Including deposits, loans, and securities

Top Twenty Non-Performing Loans

(KRW billion)

Borrower	Industry	Gross Principal Outstanding	Allowance for Loan Losses
A	Building of Steel Ships	238	21
B	Building of Steel Ships	110	23
C	Building of Steel Ships	107	81
D	Development and Subdividing of Residential Buildings	90	6
E	Wholesale of Non-Specialized Goods	75	45
F	Apartment Building Construction	66	55
G	Wholesale of Metal Ores	49	45
H	Building of Steel Ships	44	0
I	Building of Steel Ships	43	16
J	Renting of Non-Residential Buildings	33	1
K	Development and Subdividing of Residential Buildings	30	23
L	Other Civil Engineering Construction	30	23
M	Manufacture of Other Paper and Paperboard	28	9
N	Renting of Non-Residential Buildings	23	11
O	Renting of Non-Residential Buildings	23	2
P	Manufacture of Sections for Ships	22	0
Q	Building of Steel Ships	21	1
R	Development and Subdividing of Residential Buildings	21	0
S	Development and Subdividing of Residential Buildings	21	15
T	Apartment Building Construction	21	19

Total		1,095	396

1)	Consolidated basis as of Sep. 30, 2013.
2)	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	3Q 2013	FY 2012	FY 2011
Audit Opinion	—	Unqualified	Unqualified

*	For the third quarter of 2013, the independent accountant conducted a review for our financial statements instead of auditing them.

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
2013	KPMG Samjong Accounting Corp.	508 (annualized basis)	Review/Audit of Financial Statements	4,100 hours 2)
	KPMG Samjong Accounting Corp.	140 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	1,050 Hours 2)
2012	KPMG Samjong Accounting Corp.	498	Review/Audit of Financial Statements	6,380 hours
	KPMG Samjong Accounting Corp.	35	K-IFRS Report Package Audit for Shinhan Savings Bank	372 hours
	KPMG Samjong Accounting Corp.	70	Non-statutory audit of subsidiaries under the consolidated corporate tax system for CY2012	690 hours
2011	KPMG Samjong Accounting Corp.	487	Review/Audit of Financial Statements	9,016 hours

1)	Excluding value-added taxes.
2)	As of September 30, 2013.
*	In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,304 million(Excluding value-added taxes) for FY2013

4. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Directors

Name	Month and Year of Birth	Position	Service Term
Dong Woo Han	Nov. 1948	- Chairman of Shinhan Financial Group - Board Steering Committee chair - Corporate Governance & CEO Recommendation Committee Member	3 years starting from March 23, 2011

2) Non-Executive Directors

Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

9 outside directors were appointed as board of directors at the 12th Annual General Meeting of Shareholders on March 28, 2013, of which 8 directors renewed their terms and 1 director newly appointed.

Our non-executive directors are as follows:

Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Jin Won Suh	April 1951	X	—	4 years starting from March 23, 2011
Taeeun Kwon	January 1941	O	Audit Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011
Kee Young Kim	October 1937	O	Board Steering Committee member Risk Management Committee chair Corporate Governance & CEO Recommendation Committee chair	3 years starting from March 23, 2011
Seok Won Kim	April 1947	O	Board Steering Committee member Audit Committee member	3 years starting from March 23, 2011
Hoon Namkoong	June 1947	O	Chairman of Board of Directors Risk Management Committee member Compensation Committee member Corporate Governance & CEO Recommendation Committee member	3 years starting from March 23, 2011
Boo In Ko	December 1941	O	Board Steering Committee member Corporate Governance & CEO Recommendation Committee member	2 years starting from March 28, 2013
Sang-Kyeong Lee	September 1945	O	Audit Committee member Compensation Committee chair	2 years starting from March 29, 2012
Ke Sop Yun	May 1945	O	Audit Committee chair Compensation Committee member	5 years starting from March 17, 2009
Jung Il Lee	August 1952	O	Compensation Committee member	3 years starting from March 23, 2011
Haruki Hirakawa	November 1964	O	Board Steering Committee member	3 years starting from March 23, 2011
Philippe Aguignier	September 1957	O	Risk Management Committee member Corporate Governance & CEO Recommendation Committee member	4 years starting from March 24, 2010

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

Name	Month and Year of Birth	Position	In charge of
Hyung Jin Kim	Jul. 1958	Deputy President	- Strategic Planning Team - Global Business Strategy Team - Shinhan FSB Research Institute
Jae-Gwang Soh	Aug. 1961	Deputy President	- Synergy Management Team - Information & Technology Planning Team - Smart Finance Team - Audit Team
Jung Kee Min	Mar. 1959	Deputy President & Chief Financial Officer	- Finance Management Team - Investor Relations Team - HR Team
Sin Gee Lee	Jul. 1956	Deputy President	- Public Relations Team - CSR & Culture Management Team - General Affairs Team
Dong Hwan Lee	Sep. 1959	Deputy President	- Corporate & Investment Banking Planning Office
Young Jin Lim	Nov. 1960	Deputy President	- Wealth Management Planning Office
Bo Hyuk Yim	Mar. 1961	Managing Director	- Risk Management Team
Woo Gyun Park	Mar. 1959	Managing Director	- Compliance Team
Byung Chul Lim	Jan. 1964	Managing Director	- Shinhan FSB Research Institute

Stock Options	(As of Oct. 31, 2013)

	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,620,331	2,266,642	251,300	102,389	28,006
Granted in 2006	3,206,173	2,617,517	480,300	108,356	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Total	7,862,847	4,884,159	1,122,309	1,856,379	—

Note	1) The weighted-average exercise price of outstanding exercisable options as of Oct. 31, 2013 is KRW 50,339
2) The closing price of our common stock was KRW 46,350 on Oct. 31, 2013.

Employees	(As of Sep. 30, 2013)

Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2013 (KRW million)	Average Payment per person (KRW million)
Male	119	2 yrs 8 mths	11,460	96
Female	30	3 yrs 9 mths	1,482	49

Total	149	2 yrs 11 mths	12,943	87

Note)	Average length of service including service within group subsidiaries as of Sep. 30, 2013 is Male 12 yrs 11 mths and Female 7yrs 1 mths, whereas total average is 11yrs 9mths.

5. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Sep. 30, 2013

Name	No. of Common Shares owned	Ownership%
National Pension Service	38,399,881	8.10	%2)
BNP Paribas	25,356,276	5.35	%3)

1)	Shareholders who own beneficial ownership of 5% or more(common share basis).
2)	As of Aug. 2, 2013
3)	As of Oct. 22, 2013
4)	In addition to the common share holdings, National Pension Service holds a total of 2,000,000 shares of Shinhan Financial Group’s series 12 non-voting redeemable preferred stock as of Sep. 30, 2013.

Share ownership of Employee Stock Ownership Association

Beginning Balance (Jan. 1, 2013)	Increase	Decrease	Ending Balance (Sep. 30, 2013)	Ownership%1) (Sep. 30, 2013)
18,787,067	2,713,921	1,715,963	19,785,025	4.17%

1)	Common share basis.

Common Share Traded on the Korea Exchange	(KRW, number of shares)

		Apr. 2013	May. 2013	Jun. 2013	Jul. 2013	Aug. 2013	Sep. 2013	Oct. 2013
Price per share	High	40,600	40,700	40,600	41,000	41,550	44,850	48,650
	Low	37,250	37,050	35,950	37,300	39,050	41,050	43,800
	Avg.	39,036	38,857	38,258	39,257	40,500	43,572	45,990
Trading Volume		19,273,274	22,474,182	17,255,195	18,255,240	18,868,266	17,224,587	24,337,853
Highest Daily Trading Volume		1,551,531	2,090,943	1,587,521	1,721,529	1,517,466	1,831,529	6,514,753
Lowest Daily Trading Volume		467,707	443,285	341,055	305,551	421,376	591,708	400,603

American Depositary Receipts traded on the New York Stock Exchange	(USD, number of shares)

		Apr. 2013	May. 2013	Jun. 2013	Jul. 2013	Aug. 2013	Sep. 2013	Oct. 2013
	High	36.26	35.63	36.10	36.47	37.15	42.34	45.61
Price per share	Low	32.73	33.50	30.82	32.58	34.82	37.62	40.63
	Avg.	34.42	34.62	33.45	34.90	36.15	40.38	43.04
Trading Volume		2,039,053	2,521,769	1,609,642	1,165,631	1,025,411	996,438	878,337
Highest Daily Trading Volume		391,395	458,417	259,491	294,654	150,611	89,551	90,686
Lowest Daily Trading Volume		37,164	21,474	34,116	20,547	19,500	24,299	12,881

*	1 ADR = 1 Common Shares

6. Related Party Transactions

Loans to Subsidiaries	(KRW billion)

Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2013)	Decrease	Increase	Ending Balance (Sep. 30, 2013)
Shinhan Investment Corp.	Loans in KRW	2012-01-30	2017-01-30	4.11%	100.0	—	—	100.0
	Loans in KRW	2012-06-28	2017-06-28	3.84%	100.0	—	—	100.0
Shinhan Card	Loans in KRW	2010-10-29	2015-10-29	4.37%	100.0	—	—	100.0
	Loans in KRW	2011-01-28	2016-01-28	4.91%	100.0	—	—	100.0
	Loans in KRW	2011-02-24	2016-02-24	4.82%	250.0	—	—	250.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	100.0	—	—	100.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	150.0	—	—	150.0
Shinhan Capital	Loans in KRW	2008-01-23	2013-01-23	6.60%	50.0	50.0	—	—
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100.0	100.0	—	—
	Loans in KRW	2011-01-28	2014-01-28	4.53%	50.0	—	—	50.0
	Loans in KRW	2011-04-29	2016-04-29	4.65%	100.0	—	—	100.0
	Loans in KRW	2011-05-17	2016-05-17	4.47%	50.0	—	—	50.0
	Loans in KRW	2012-03-14	2017-03-14	4.12%	50.0	—	—	50.0
	Loans in KRW	2012-12-14	2017-12-14	3.33%	50.0	—	—	50.0
	Loans in KRW	2013-01-18	2018-01-18	3.18%	—	—	50.0	50.0
	Loans in KRW	2013-09-05	2018-09-05	3.61%	—	—	80.0	80.0
Shinhan PE Investment Management	Loans in KRW	2012-08-10	2013-08-09	4.09%	5.0	5.0	—	—
	Loans in KRW	2012-11-27	2013-11-27	3.07%	5.0	—	—	5.0
	Loans in KRW	2013-08-09	2014-08-08	2.81%	—	—	2.5	2.5

Total					1,360.0	155.0	132.5	1,337.5

Exhibit 99.1

Independent Auditors’ Review Report (Separate Financial Statements) of Shinhan Financial Group as of September 30, 2013

Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

/s/ Jung Kee Min
Name: Jung Kee Min
Title: Chief Financial Officer

Date: November 14, 2013